Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

Deals

Nextdoor to Go Public in SPAC Deal Valued at $4.3 Billion

By	Monica Greig

July 6, 2021, 10:15 AM EDT

Updated on July 6, 2021, 2:26 PM EDT

•	Khosla Ventures and Nextdoor set to close deal in 4th quarter

•	Nextdoor introduces nonprofit for local improvement grants

Why Nextdoor Chose to Go Public via SPAC

Nextdoor Inc. will go public through a special purpose acquisition company in a deal expected to value the local social network at $4.3 billion.

The San Francisco-based company will merge with Khosla Ventures Acquisition Co. II, a blank-check vehicle created by the venture capital firm of billionaire Vinod Khosla, the companies said in a statement Tuesday. Nextdoor will be listed on the Nasdaq stock exchange under the ticker symbol KIND.

The transaction will generate proceeds of $686 million. That includes a $270 million private investment from T Rowe Price Group Inc. and Cathie Wood’s ARK Investment Management LLC, as well as Dragoneer Investment Group LLC and other backers. It’s expected to close in the fourth quarter.

Nextdoor was founded in 2008 with the goal of creating a sort of local version of Facebook. The app serves as a venue for people to organize events, chronicle local raccoon sightings and report suspicious activity. Critics have said it frequently facilitates racial profiling and a culture of fear.

The company hired Sarah Friar in 2018 as chief executive officer from Square Inc., where she was the financial chief. Khosla Ventures was a major investor in Square, the Jack Dorsey-founded payments software maker.

Nextdoor had been considering various options for going public as far back as October, Bloomberg reported at the time. With the new funding, Nextdoor hopes to accelerate its growth. The company wants to attract additional users in the more than 275,000 neighborhoods in which it operates, boost engagement on the app and bring in additional advertisers, according to the statement.

Last year was the biggest ever for SPACs, which helped make it the largest ever haul for stock sales. The last six months were slower, partly due to increased scrutiny of SPAC deals. That’s a good thing, Khosla said Tuesday in an interview on Bloomberg TV.

“If you can eliminate abuses in the SPAC market,” Khosla said, “it’s a very good, important tool. But the slowdown is healthy and will result in better SPACs and better SPAC behavior.”

Along with the deal, the company said it’s starting the Nextdoor Kind Foundation, a nonprofit to help locals rejuvenate their neighborhoods through grants. The nonprofit will be funded by Friar, the three founders and early investor Bill Gurley, committing a portion of their ownership in Nextdoor to the organization.

- With assistance by Ed Hammond

(Updates with Khosla’s comments in the eighth paragraph.)

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Kholsa Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, SPAC intends to file a proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The proxy statement will be sent to the stockholders of SPAC. SPAC and Target also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SPAC are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by SPAC and Target through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

SPAC and Target and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SPAC’s stockholders in connection with the proposed transaction. Information about SPAC’s directors and executive officers and their ownership of SPAC’s securities is set forth in SPAC’s filings with the SEC. To the extent that holdings of SPAC’s securities have changed since the amounts printed in SPAC’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.